UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2019
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ProPetro Holding Corp.
Full Name of Registrant

N/A
Former Name if Applicable

1706 S. Midkiff, Bldg. B
Address of Principal Executive Office (Street and Number)

Midland, TX 79701
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ProPetro Holding Corp. (the “Company”) will be unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 (the “Form 10-Q”) by November 12, 2019, the prescribed due date for such filing, without unreasonable effort or expense for the reasons set forth below.

As disclosed in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (“SEC”) on November 13, 2019 (the “Form 8-K”), the Audit Committee of the Company’s Board of Directors, with assistance of independent outside counsel and accounting advisors, has continued to review the matters previously disclosed in the Company’s Current Reports on Form 8-K filed with the SEC on August 8, 2019 and October 9, 2019. Since October 9, 2019, the Audit Committee has identified one related party transaction that was not previously disclosed and is described in greater detail in the Form 8-K.

The Audit Committee and management have not identified to date any items that would require restatement of the Company’s previously reported balance sheets, statements of operations, statements of shareholders’ equity or statements of cash flows. However, the Audit Committee’s internal review has identified a number of internal control deficiencies. As a result of these internal control deficiencies, the Company’s management has concluded that there were at least two material weaknesses that resulted in the Company’s internal control over financial reporting and disclosure controls and procedures not being effective as of a prior date.  While management continues to evaluate the impacts of the identified control deficiencies, management has concluded that at least one of these material weaknesses existed as of December 31, 2018.

These determinations affect the conclusions regarding effectiveness previously expressed by the Company’s management in Part II, Item 9A, “Controls and Procedures” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 (the “2018 Annual Report”) and Part I, Item 4, “Controls and Procedures” in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 (the “First Quarter 10-Q”). Accordingly, investors should no longer rely on management’s report on internal control over financial reporting or the internal control over financial reporting opinion of the Company’s independent registered public accounting firm included in the 2018 Annual Report.  The Company expects to amend the 2018 Annual Report and the First Quarter 10-Q in the future to reflect these conclusions.

The Company also continues to require additional time in order to permit the new members of the Company’s management team who are responsible for certifying the accuracy of the Company’s financial information and the effectiveness of the Company’s disclosure controls and procedures to be in a position to so certify amended, delinquent and future SEC filings.

In addition, the Company’s management continues to provide information to its independent registered public accounting firm in order to allow it to evaluate the internal review and associated findings, as well as the Company’s proposed remediation plan and the impact that any identified material weaknesses may have on its prior opinions.  The Company also expects that management and its independent registered public accounting firm may need to perform additional procedures with respect to historical periods prior to the Company making any amended, delinquent or future SEC filings.

The Company cannot currently predict when this evaluation and review process will be completed, but it does not currently expect to be in a position to file amended, delinquent or future SEC filings prior to the end of 2019.  The Company will continue to seek to complete the evaluation and review process, take appropriate corrective actions and make necessary filings with the SEC with a view to becoming current in its filing obligations under the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Darin G. Holderness	432	688-0012
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No

	The registrant has not filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2019.
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters discussed in Part III above, the information set forth below are estimates, remain subject to change in connection with the completion of the Form 10-Q, and may differ from the results that are ultimately reflected in the financial statements to be included in the Form 10-Q when filed.

The Company currently estimates the three and nine months ended September 30, 2019 will result in a net income of approximately $34.4 million and $140.3 million, respectively, as compared to a net income of approximately $46.3 million and $122.1 million, respectively, for the three and nine months ended September 30, 2018.

The variance in net income for the three months ended September 30, 2019 compared to the three months ended September 30, 2018 is primarily attributable to an increase in revenues, offset by an increase in cost of services, an approximate $14.7 million increase in general and administrative expense primarily attributable to increases in retention bonus and severance expense and professional fees incurred in connection with the Audit Committee’s internal review, an increase in loss on disposal of assets, an increase in depreciation and amortization, and other insignificant fluctuations.

The variance in net income for the nine months ended September 30, 2019 compared to the nine months ended September 30, 2018 is primarily attributable to an increase in revenues, offset by an increase in cost of services, an approximate $35.0 million increase in general and administrative expense primarily attributable to increases in stock compensation expense, retention bonus and severance expense and professional fees incurred in connection with the Audit Committee’s internal review, an increase in loss on disposal of assets, an increase in depreciation and amortization, and other insignificant fluctuations.

Additional information regarding the Company’s results of operations for the third quarter of 2019 are included in its press release issued today.

The foregoing statements are based on our current expectations and assumptions as of the date of this filing and involve a number of risks and uncertainties which may cause actual results to differ from these preliminary estimates. The risks include, but are not limited to, unexpected changes arising during the ongoing quarterly review procedures.

Except for historical information contained herein, the statements in this Form 12b-25 are forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to a number of risks and uncertainties that may cause actual events and results to differ materially from the forward-looking statements. Such risks and uncertainties include those described in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, particularly the “Risk Factors” sections of such filings, and other filings with the SEC, including the Form 8-K. In addition, the Company may be subject to currently unforeseen risks that may have a materially adverse impact on it, including the ultimate outcomes of the Audit Committee’s internal review, the SEC’s pending investigation and the pending shareholder litigation. Accordingly, no assurances can be given that the actual events and results will not be materially different than the anticipated results described in the forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements and are urged to carefully review and consider the various disclosures made in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other filings made with the SEC from time to time that disclose risks and uncertainties that may affect the Company’s business. The forward-looking statements in this Form 12b-25 are made as of the date of this Form 12b-25.  ProPetro does not undertake, and expressly disclaims, any duty to publicly update these statements, whether as a result of new information, new developments or otherwise, except to the extent that disclosure is required by law.

ProPetro Holding Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 13, 2019	By:	/s/ Darin G. Holderness
		Name:	Darin G. Holderness
		Title:	Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).